18008885

ION

Washington, D.C. 20549

SEC Mail Processing

NOV 29 2018

Washington, DC

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| SEC FILE NUMBER |
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| 8-16207 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas (City) Texas (State) 75248 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles H. Major 972-233-0120
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

STEFANIE BRANTON
Notary Public, State of Texas
Comm. Expires 04-27-2020
Notary ID 128905443

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**SHARE FINANCIAL SERVICES, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2018

**SHARE FINANCIAL SERVICES, INC.**

CONTENTS

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Share Financial Services, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. (the Company) as of September 30, 2018, the related statements of operations, changes in stockholder's equity, cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### *Going Concern Uncertainty*

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Opinion on the Supplementary Information*

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 26, 2018

We have served as the Company's auditor since 2016.

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2018

## ASSETS

| | |
|---|---|
| Cash | $ 90,850 |
| Certificate of Deposit | 25,050 |
| Total assets | $ 115,900 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 13,591 |
| Deferred revenue | 13,000 |
| | 26,591 |
| **Stockholder's equity:** | |
| Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding | 8,000 |
| Additional paid-in capital | 545,000 |
| Retained earnings (deficit) | (463,691) |
| Total stockholder's equity | 89,309 |
| Total liabilities and stockholder's equity | $ 115,900 |

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended September 30, 2018

| | |
|---|---|
| **Revenues:** | |
| Commissions income | $ 1,503,112 |
| Other income | 30,790 |
| | 1,533,902 |
| **Expenses:** | |
| Compensation and benefits | 1,009,111 |
| Commissions and clearance paid to all other brokers | 157,688 |
| Communications | 32,713 |
| Occupancy and equipment costs | 82,828 |
| Regulatory fees and expenses | 61,453 |
| Promotional costs | 4,197 |
| Other expenses | 262,112 |
| | 1,610,102 |
| Loss before income taxes | (76,200) |
| State income tax expense | 372 |
| Net Loss | $ (76,572) |

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2018

| | Shares | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balances at September 30, 2017 | 8,000 | $ 8,000 | $ 455,000 | $ (387,119) | $ 75,881 |
| Capital Contribution | -0- | -0- | 90,000 | -0- | 90,000 |
| Net loss | -0- | -0- | -0- | (76,572) | (76,572) |
| Balances at September 30, 2018 | 8,000 | $ 8,000 | $ 545,000 | $ (463,691) | $ 89,309 |

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2018

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (76,572) |
| Adjustments to reconcile net loss to | |
| net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in commissions receivable | 17,136 |
| Decrease in employee advances | 1,250 |
| Decrease in receivable from Parent | 46,000 |
| Increase accounts payable and accrued expenses | 1,691 |
| Decrease in commissions payable | (10,362) |
| Decrease in state tax payable | (2,600) |
| Decrease in deferred revenue | (2,000) |
| Net cash provided (used) by operating activities | (25,457) |
| **Cash flows from investing activities:** | |
| Purchase of Certificate of Deposit | (25,050) |
| Net cash provided (used) by investing activities | (25,050) |
| **Cash flows from financing activities:** | |
| Capital contributions | 90,000 |
| Net cash provided (used) by financing activities | 90,000 |
| Net increase in cash | 39,493 |
| Cash at beginning of year | 51,357 |
| Cash at end of year | $ 90,850 |
| **Supplemental Disclosures** | |
| Cash paid for: | |
| Income taxes | $ 2,915 |
| Interest | $ -0- |

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2018

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Commissions relating directly to program fees are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The Company receives deposits in advance for services to be provided. These deposits are reflected as deferred revenue.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company holds a certificate of deposit for $25,050 that matures on July 30, 2019.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2018, the Company had net capital of approximately $88,932 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Tax Cut and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the US corporate tax system including a federal corporate tax rate reduction from 35% to 21%.

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 4 - Lease Commitments

The Company leases office equipment under a long-term non-cancelable lease. Minimum lease payments under this lease at September 30, 2018 are as follows:

| Year Ending September 30, | |
|---|---|
| 2019 | $ 9,314 |
| 2020 | 7,762 |
| | $17,076 |

Equipment lease expense for the year ended September 30, 2018 was $12,652 and is reflected in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative functions from its Parent under the terms of an existing expense sharing agreement. During the year ended September 30, 2018, the Company paid the Parent approximately $48,712 allocated as follows:

| | |
|---|---|
| Accounting (included in Other Expenses): | $ 12,000 |
| Facilities Fees (included in Occupancy and Equipment Costs): | 36,712 |
| | $ 48,712 |

For certain engagements, the Parent pays the Company a deposit for services to be rendered per a consulting agreement between the Parent and a client. The Company treats these deposits as deferred revenue. When the Company receives payment for these services, it repays these deposits to the Parent. During the year ended September 30, 2018, the Company repaid deposits totaling $14,000 to the Parent.

The Parent reimburses the Company for certain commissions that the Company pays to its registered representatives for consulting services. During the year ended September 30, 2018, the Parent reimbursed the Company approximately $72,490. These receipts are reflected as a decrease in Commissions expense.

Note 6 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that the Company will continue to receive capital infusions as necessary from the Parent. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2018

**Schedule I**

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 89,309 |
| Add: | |
| Other deductions or allowable credits | 0 |
| Total capital and allowable subordinated liabilities | 89,309 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Receivables older than 30 days | 0 |
| Net capital before haircuts on securities positions | 89,309 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | (376) |
| Net capital | $ 88,933 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 13,591 |
| Deferred revenue | 13,000 |
| Total aggregate indebtedness | $ 26,591 |

## Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 1,773 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 83,933 |
| Excess net capital at 1000% | $ 86,274 |
| Ratio: Aggregate indebtedness to net capital | 0.30 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net Capital per Company's unaudited FOCUS IIA | $ 88,932 |
| Rounding | 1 |
| Net Capital per Audited Report | $ 88,933 |

**Schedule II**

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2018

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2018

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Share Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Share Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) (the *exemption provisions*) under which Share Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Share Financial Services, Inc. stated that Share Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Share Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Share Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 26, 2018

SHARE
FINANCIAL
SERVICES, INC.
PROVIDING CHURCH FINANCE
SINCE 1970

**MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

We, as members of management of Share Financial Services, Inc. (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §1Sc3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as September 30, 2018 and during the period from October 1, 2017 through September 30, 2018. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1. The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Share Financial Services, Inc."

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2018 without exception.

Share Financial Services, Inc.

Charles Major, President — Date: 11/6/18

15770 DALLAS PARKWAY
SUITE 860
DALLAS, TEXAS 75248
972-450-6305
1-800-331-9152
FAX 972-331-2297
WWW.SHAREFINANCIAL.COM